EXHIBIT 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
 Rehovot 7670402, Israel

Notice of Results of the Annual General Meeting of Shareholders, held on November 30, 2017

Kamada Ltd. (the "Company") today announced that all of the proposals submitted for shareholders' approval were duly approved at its Annual General Meeting of Shareholders held on November 30, 2017 in Rehovot, Israel (the "Meeting").  Accordingly, at the Meeting, shareholders of the Company approved the following:

1.
The election of the following directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders:

Mr. Leon Recanati
Dr. Michael Berelowitz
Mr. Jonathan Hahn
Dr. Abraham Havron
Mr. Asaf Frumerman
Prof. Itzhak Krinsky
Ms. Gwen A. Melincoff
Mr. Shmuel (Milky) Rubinstein
Mr. David Tsur

2.
The Company entering into an indemnification and exculpation agreement with each of: Ms. Gwen A. Melincoff and Messrs. Asaf Frumerman, Itzhak Krinsky and Shmuel (Milky) Rubinstein, as detailed in the Proxy Statement filed by the Company on November 13, 2017 (the "Proxy Statement").

3.	The grant of options to each of the Company’s currently serving directors, other than Mr. Saadia Ozeri, as detailed in the Proxy Statement.

4.	The grant of options and restricted shares to Mr. Amir London, the Company’s Chief Executive Officer, as detailed in the Proxy Statement.

5.
An amendment to the Company’s Compensation Policy for Executive Officers and Directors, with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance, as detailed in the Proxy Statement.

6.
Ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2017 and for such additional period until the next annual general meeting.